DIRECT DIAL 212.451-2220
EMAIL :RFRIEDMAN@OLSHANLAW.COM

October 22, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-3561
Attention: John Dana Brown, Esq.

Re:	Empire Resorts, Inc.
Preliminary Proxy Statement on Schedule 14A filed on October 5, 2010 (the “Proxy Statement”)
File Number: 001-12522

Ladies and Gentlemen:

We are counsel for Empire Resorts, Inc., a Delaware corporation (the “Company”).  We acknowledge receipt of the oral comments received from the Securities and Exchange Commission on October 13, 2010 (the “Commission Comments”).  The following reflect our responses to the Commission Comments. The section and page number references below refer to the Proxy Statement.  Capitalized terms used and not defined herein have the meanings ascribed to them in the Proxy Statement.

General

1.
Please provide us with a detailed explanation as to the exemption from the Securities Act of 1933, as amended (the “Securities Act”) that the Company is relying upon for the issuance of the securities.

The Company is relying on Section 3(a)(9) of the Securities Act for the issuance of the Restated Notes and the pro rata share of one million shares of the Company’s Common Stock to be issued in exchange for the Existing Notes in the Debt Exchange.  There are therefore 4 discernable elements of Section 3(a)(9).  First, the issuer of the old securities must be the same as the issuer proposing an exchange of new securities.  Second, the security holders cannot be asked to part with additional consideration besides the outstanding securities.  Third, the exchange must be offered exclusively to existing holders of the securities.  Fourth, the issuer cannot pay any commission or other remuneration for the solicitation of the exchange.

October 22, 2010

The first element is satisfied as the Company is the issuer of the Existing Notes and will be the issuer of the Restated Notes and the one million shares of Common Stock.  The second element is also satisfied as the holders of the Existing Notes are not being asked to part with any additional consideration other than the Existing Notes.  The SEC has previously determined that an agreement to waive any claims or causes of action against the issuer, with regard to outstanding notes does not constitute additional consideration1 and that Existing security holders’ consent to changes to the terms of the existing securities is likewise not new consideration but instead, a condition incidental to the proposed exchange.2  Accordingly, the execution of the Settlement Agreement by certain of holders of the Existing Notes does not violate this element of Section 3(a)(9) as the cause of action may be viewed as running with the existing debt and not as the primary purpose of the proposed exchange.  The Company is in compliance with the third element of Section 3(a)(9) as the Debt Exchange is only being offered to the holders of the Existing Notes and the Company is not otherwise currently engaged in the offering of securities.  Finally, as more fully explained herein, the Company is in compliance with the fourth element of Section 3(a)(9) as it is not paying any commission or other remuneration for the solicitation of the Debt Exchange.

A.	Please provide a description of the use of Merrill Lynch and your legal counsel with respect to the negotiation process.

As disclosed on page 41 of the Proxy Statement, on March 8, 2010, the Company entered into a letter agreement (the “Agreement”) with Merrill Lynch, pursuant to which the Company retained Merrill Lynch as the Company’s exclusive financial advisor in connection with a restructuring of certain liabilities of the Company (the “Restructuring”).  The Agreement became effective as of March 8, 2010 and may be terminated at any time by either party, except for certain provisions that survive termination of the Agreement.

The Restructuring may include: (i) a restructuring, reorganization or recapitalization affecting the Company’s existing or potential debt obligations or other claims (collectively, the “Obligations”), including its 5 ½% convertible senior notes and/or one or more series of its preferred stock; (ii) any complete or partial repurchase, refinancing, exchange, extension or repayment by the Company of any of the Obligations; and (iii) any public or private offering of any new debt obligations or claims of the Company or of the Company’s common stock, in each case to facilitate the transactions described in clauses (i) and/or (ii) above.  Merrill Lynch is to be paid a fixed fee for its financial advisory services upon the consummation of a Restructuring.

Beginning in April 2010, Merrill Lynch worked with the Company and its legal counsel to formulate a restructuring proposal.  Merrill Lynch assisted the Company in scheduling calls with representatives of four of the investment advisers or investment managers (Whitebox Advisors, LLC, Plainfield Asset Management LLC, QVT Financial LP and Zazove Associates, LLC) for certain of the holders of the Existing Notes (the “Participating Holders”) and participated in such calls to assist the Company in formulating its restructuring proposal in order to help effect the exchange transaction.  The Participating Holders are all qualified institutional buyers, as such term is defined in Rule 144A as promulgated under the Securities Act.  In early June 2010, the Participating Holders retained Faegre & Benson LLP as their legal counsel to negotiate a settlement of the Action.  Merrill Lynch also attempted to contact representatives of other holders of the Existing Notes, who declined to participate in settlement discussions.  Merrill Lynch served as a conduit for the Company with respect to providing information to the Participating Holders regarding the proposed terms of the Settlement Agreement.

1 See First Pennsylvania Mortgage Trust, SEC No-Action Letter, available March 4, 1977.
2 See Seaman Furniture Company, Incorporated, SEC No-Action Letter, available October 10, 1989.

October 22, 2010

As disclosed on page 41 of the Proxy Statement, from June through August 2010, together with Merrill Lynch and its legal counsel, the Company engaged in extensive negotiations with the Participating Holders and their legal counsel regarding the settlement of the Action and the potential terms and conditions of an exchange or modification of the terms of the Existing Notes.

Similar to the analysis offered by counsel in the Seaman Furniture Co., Inc. no-action letter (Oct. 10, 1989) issued by the Commission, Merrill Lynch’s activities on behalf of the Company served to “effect” rather than “promote” the potential Debt Exchange.  At the time of the communications, no formal exchange offer had been made by the Company, the Company was not legally obligated to make such an offer and no holder of the Existing Notes was legally obligated to accept any such offer.  In addition, Merrill Lynch has not made and will not make any recommendation to the holders of the Existing Notes or their advisors with respect to the proposed Debt Exchange.  Finally, as is customary in complex financial transactions where the parties have professional legal and financial advisors, Merrill Lynch served as a conduit among the parties to the negotiation on behalf of the Company as its financial advisor.

Merrill Lynch’s role with respect to the proposed Debt Exchange is substantially similar to its role in the Seaman Furniture Co., Inc. no-action letter.  Merrill Lynch has acted as the Company’s financial advisor and has performed the following services for the Company: (1) performed financial analyses; (2) assisted the Company in formulating a restructuring proposal; (3) advised the Company with respect to the terms of the new securities to be issued in connection with the restructuring and the new capital structure of the Company; (4) participated in meetings between representatives of the Company, on the one hand, and the legal and investment advisors to Participating Holders, on the other hand; and (5) conversed by telephone with representatives of the legal and financial advisors to the Participating Holders.  Merrill Lynch will not: (1) be named as a dealer manager of the Debt Exchange; (2) deliver a fairness opinion with respect to the Debt Exchange; or (3) communicate directly with any holder of the Existing Notes with respect to substantive matters relating to the restructuring or the Debt Exchange.  The Company understands that during the aforementioned telephone conversations and meetings its financial advisors have: (1) outlined the current state of affairs of the Company; (2) discussed the Company’s financial statements and projections; (3) presented the Company’s current proposals with respect to the terms of the proposed Debt Exchange and the restructuring to the the legal and financial advisors to the Participating Holders; and (4) received and discussed the counterproposals of the legal and financial advisors to the Participating Holders and relayed such counterproposals to the Company. We understand that the Company’s financial advisors have not (1) expressed to the legal or financial advisors to the Committee their views as to (a) the fairness of the proposed restructuring or the proposed Debt Exchange or (b) the value of the securities to be issued in connection with the proposed Debt Exchange or (2) made any recommendation to the legal and financial advisors to the Participating Holders with respect to the restructuring or the proposed Debt Exchange.  The activities of Merrill Lynch have been consistent with the activities of other financial advisors, which have been permitted in Section (3)(a)(9) transactions in a long line of no-action letters.

October 22, 2010

B.	Please provide an explanation with respect to the application of the exemption for each of the types of securities being offered.

As disclosed on page 42 of the Proxy Statement, in the Debt Exchange, if consummated, the Company is to (a) exchange up to 100% of the aggregate principal amount of the Existing Notes that remain outstanding after giving effect to the Installment Payments for consideration consisting of (i) $32,500,000 in aggregate original principal amount of Restated Notes and (ii) a pro rata share of one million shares of Common Stock, (b) repay in full all accrued and unpaid interest on such exchanged Existing Notes, and (c) redeem any Existing Notes held by beneficial owners that do not elect to participate in the Debt Exchange.  Accordingly, if the Debt Exchange is consummated, the Company will issue (i) Restated Notes, (ii) additional Restated Notes for any interest that is paid in kind, (iii) one million shares of Common Stock issued pro rata to holders of Existing Notes that participate in the Debt Exchange and (iv) Common Stock issuable upon conversion of the Restated Notes.

All of the elements of consideration being issued by the Company pursuant to the Debt Exchange or potentially issuable by the Company in connection with interest payments on the Restated Notes or conversion of the Restated Notes constitute securities within the meaning of the Securities Act and are being issued solely in connection with the exchange of the Existing Notes. Section 3(a)(9) does not require that the securities involved in an exchange have similar characteristics.   Accordingly, all such securities may be issued in reliance upon Section 3(a)(9) of the Securities Act.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                      *                      *

October 22, 2010

Please direct any questions or comments concerning the Proxy Statement or this response to the undersigned at (212) 451-2220 or to Jason Saltsberg at (212) 451-2320.

Very truly yours,

/s/ Robert H. Friedman

Robert H. Friedman

cc: Joseph A. D’Amato